UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Venoco, Inc.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

92257PAB5
(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Timothy Marquez

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 28,931,150 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 28,931,150 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,931,150 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 67.8%

12.	Type of Reporting Person (See Instructions) IN

(1)             Includes 26,431,150 shares held by the Marquez Trust, under the Trust Agreement dated February 26, 2002, as amended (the “Marquez Trust”), for which Timothy Marquez and his wife, Bernadette Marquez, serve as trustees, and (ii) 2,500,000 shares held by The Marquez Foundation, the sole directors of which are Mr. and Mrs. Marquez.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bernadette Marquez

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 28,931,150(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 28,931,150(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,931,150(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 67.8%

12.	Type of Reporting Person (See Instructions) IN

(1)             Includes 26,431,150 shares held by the Marquez Trust, under the Trust Agreement dated February 26, 2002, as amended (the “Marquez Trust”), for which Timothy Marquez and his wife, Bernadette Marquez, serve as trustees, and (ii) 2,500,000 shares held by The Marquez Foundation, the sole directors of which are Mr. and Mrs. Marquez.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marquez Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 26,431,150

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 26,431,150

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,431,150

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 61.9%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer: Venoco, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

370 17th Street, Suite 2950 Denver, Colorado 80202-1370

Item 2.
	(a)	Name of Person Filing: (1) Timothy Marquez, (2) Bernadette Marquez and (3) the Marquez Trust

	(b)	Address of Principal Business Office:

The principal business office of each filing person is 370 17th Street, Suite 2950, Denver, CO 80202-1370.

	(c)	Citizenship: Each filing person’s citizenship is set forth on the cover page and incorporated by reference herein.

	(d)	Title of Class of Securities: Common stock, par value $0.01 per share.

	(e)	CUSIP Number: 92257PAB5

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount Beneficially Owned:

The amount beneficially owned is set forth on the cover page and incorporated by reference herein.

(b)	Percent of Class:

The percent of class is set forth on the cover page and incorporated by reference herein.

(c)	Number of shares as to which such persons have:

(i) Sole power to vote or to direct the vote:

The number of shares as to which each filing person has the sole power to vote or direct the vote is set forth on the cover page and incorporated by reference herein.

(ii) Shared power to vote or to direct the vote:

The number of shares as to which each filing person has shared power to vote or direct the vote is set forth on the cover page and incorporated by reference herein.

(iii) Sole power to dispose or to direct the disposition of:

The number of shares as to which each filing person has the sole power to dispose or to direct the disposition of is set forth on the cover page and incorporated by reference herein.

(iv) Shared power to dispose or to direct the disposition of:

The number of shares as to which each filing person has shared power to dispose or to direct the disposition of is set forth on the cover page and incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2007

TIMOTHY MARQUEZ	BERNADETTE MARQUEZ

/s/ Timothy Marquez	/s/ Bernadette Marquez

MARQUEZ TRUST

/s/ Timothy Marquez, Trustee
By Timothy Marquez, Trustee

EXHIBIT A
to
SCHEDULE 13G

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of common stock, $0.01 per share, of Venoco, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit thereto.  In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement.

IN WITNESS THEREOF, the parties have duly executed this agreement on this 12 day of February, 2007.

/s/ Timothy Marquez	/s/ Bernadette Marquez
Timothy Marquez	Bernadette Marquez

MARQUEZ TRUST

/s/ Timothy Marquez, Trustee
By Timothy Marquez, Trustee